

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 19, 2017

Via Email
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

> **Re: BP p.l.c.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Response Letter Dated December 16, 2016**
> **File No. 001-06262**

Dear Dr. Gilvary:

We have reviewed your December 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Supplementary information on oil and natural gas (unaudited), page 169

Oil and gas disclosures for the group, page 227

1.   Response five in your December 16, 2016 letter proposes calculation of PUD conversion ratio by adjustment of the beginning of the year PUD volume with changes due conditions/activities other than development, e.g. price revisions.

Item 1203(b) of Regulation S-K requires a registrant to:

"Disclose material changes in proved undeveloped reserves that occurred during the year, including <u>proved undeveloped reserves converted into proved developed reserves</u>."

Please comply with Item 1203 by disclosing separately those PUD volumes that were converted to proved developed status during the year by development activities, e.g. drilling/completion.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources